Exhibit 99.25

Consent of Manfred Wimberger

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral resources estimates for the Peak Gold Mines, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2010, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 31st day of March, 2011

/s/ Manfred Wimberger
Name:	Manfred Wimberger
Title:	MAusIMM, and Geology Superintendent
for Peak Gold Mines Pty Ltd.